SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Western Gas Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

958254-10-4

(CUSIP Number)

Philip H. Peacock 1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (832) 636-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958254-10-4	13D/A	Page 2 of 12

1	NAME OF REPORTING PERSONS Anadarko Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,296,205 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,296,205 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,296,205 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 958254-10-4	13D/A	Page 3 of 12

1	NAME OF REPORTING PERSONS Western Gas Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,296,205 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,296,205 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,296,205 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON HC; CO

CUSIP No. 958254-10-4	13D/A	Page 4 of 12

1	NAME OF REPORTING PERSONS Western Gas Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,296,205 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,296,205 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,296,205 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON HC; OO - limited liability company

CUSIP No. 958254-10-4	13D/A	Page 5 of 12

1	NAME OF REPORTING PERSONS Western Gas Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,296,205 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,296,205 common units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,296,205 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON HC; PN

CUSIP No. 958254-10-4	13D/A	Page 6 of 12

1	NAME OF REPORTING PERSONS Western Gas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO – limited liability company

*	Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 2,135,930 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Western Gas Partners, LP.

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 to Schedule 13D further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on May 23, 2008 (as amended prior to this Amendment No. 8, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all Items of the Schedule 13D remain unchanged. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Statement filed as Exhibit D to this Amendment No. 8. This Amendment is being filed to disclose the change in beneficial ownership of the common units by the Reporting Persons resulting from the issuance of 8,722,966 common units representing limited partnership interests (“Common Units”) from the Issuer to WGP (as defined below) on December 12, 2012, pursuant to the Unit Purchase Agreement (as defined below), as well as the conversion of WGR Holdings (as defined below) into WGP (as defined below).

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by (i) Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), (ii) Western Gas Resources, Inc., a Delaware corporation (“WGR”), (iii) Western Gas Equity Holdings, LLC, a Delaware limited liability company (“WGP GP”), (iv) Western Gas Equity Partners, LP, a Delaware limited partnership (“WGP”) and (iv) Western Gas Holdings, LLC, a Delaware limited liability company (the “General Partner” and, together with Anadarko, WGR, WGP GP and WGP, the “Reporting Persons”).

Anadarko owns 100% of the common stock of WGR. WGR is the sole member of WGP GP, which is the sole general partner of WGP. WGP owns approximately 47.1% of the Issuer’s outstanding Common Units and is the sole member of the General Partner. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046.

(c) The principal business of Anadarko is to engage in the exploration, development, production, gathering, processing and marketing of natural gas, crude oil, condensate and natural gas liquids. The principal business of WGR is to hold membership interests in WGP GP. The principle business of WGP GP is to hold the general partner units and to manage the business and affairs of WGP. The principle business of WGP is to own three types of partnership interests in the Issuer and to manage the business and affairs of the General Partner. The principal business of the General Partner is to hold general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.

(d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Anadarko, WGR, WGP GP, WGP or the General Partner has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Issuer was formed in August 2007 as a Delaware limited partnership to indirectly own, operate, acquire and develop midstream energy assets that were previously indirectly owned and operated by Anadarko.

On May 14, 2008, the Issuer closed its initial public offering of 18,750,000 Common Units. In connection with the closing of the initial public offering, the Issuer entered into that certain Contribution, Conveyance and Assumption Agreement dated May 14, 2008 (the “IPO Contribution Agreement”), among the Issuer, the General Partner, WGR Holdings, LLC, a Delaware limited liability company (“WGR Holdings”), WGR Asset Holding Company LLC, a Delaware limited liability company ( “Asset HoldCo” ), Anadarko, Western Gas Operating, LLC, a Delaware limited liability company ( “Operating GP” ), and WGR Operating, LP, a Delaware limited partnership (“OLP”). Pursuant to the IPO Contribution Agreement, the Issuer:

•	received 100% of the interests in Anadarko Gathering Company, LLC, Pinnacle Gas Treating LLC and MIGC LLC for further contribution to OLP;

•	issued 1,083,115 general partner units and all of its Incentive Distribution Rights (as defined in the Partnership Agreement) to the General Partner; and

•	issued 4,973,806 Common Units and 26,536,306 subordinated units representing limited partner interests of the Issuer (“Subordinated Units”) to WGR Holdings.

In connection with the initial public offering and the IPO Contribution Agreement, on June 11, 2008, the Issuer issued an additional 2,060,875 Common Units to the public pursuant to the partial exercise of the underwriters’ over-allotment option and 751,625 Common Units to WGR Holdings.

On December 19, 2008, the Issuer closed the transactions contemplated by the Contribution Agreement, dated November 11, 2008 (the “Powder River Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner (together with WGR, Asset HoldCo and WGR Holdings, the “Powder River Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Powder River Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Powder River Contributing Parties;

•	the Issuer paid the Powder River Contributing Parties $175,000,000 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated December 19, 2008); and

•	the Issuer issued 2,556,891 Common Units to WGR Holdings.

Concurrent with such closing, the General Partner received 52,181 additional general partner units in the Issuer after contributing its 2% undivided interest in the midstream assets, thereby maintaining its 2% general partner interest in the Issuer.

On July 22, 2009, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 10, 2009 (the “Chipeta Contribution Agreement”), among WGR, Asset HoldCo, Anadarko Uintah Midstream, LLC (“AUM”), WGR Holdings, the General Partner, WES GP, Inc. (“WES GP” and, together with the General Partner, WGR, Asset HoldCo, WGR Holdings and AUM, the “Chipeta Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Chipeta Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $101,450,500 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated July 22, 2008);

•	the Issuer issued 351,424 Common Units to WGR Holdings; and

•	the Issuer issued 7,172 general partner units to the General Partner.

On January 29, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated January 29, 2010 (the “Granger Contribution Agreement”), among WGR, Asset HoldCo, Mountain Gas Resources (“MGR”), WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo, WGR Holdings and MGR, the “Granger Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Granger Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Granger Contributing Parties;

•	the Issuer paid the Granger Contributing Parties $241,680,000 in cash consideration ($210 million of which was borrowed under the Issuer’s revolving credit facility, and the remainder of which was cash on hand);

•	the Issuer issued 620,689 Common Units to WGR Holdings; and

•	the Issuer issued 12,667 general partner units to the General Partner.

On August 2, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 30, 2010 (the “Wattenberg Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Wattenberg Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Wattenberg Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Wattenberg Contributing Parties through the acquisition of 100% of the membership interests in Kerr-McGee Gathering LLC;

•	the Issuer paid the Wattenberg Contributing Parties $473,100,000 in cash consideration (which was funded through: (i) $250 million borrowed under a term loan agreement, (ii) $200 million borrowed under the Issuer’s revolving credit facility, and (iii) cash on hand);

•	the Issuer issued 1,048,196 Common Units to WGR Holdings; and

•	the Issuer issued 21,392 general partner units to the General Partner.

On July 8, 2011, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 1, 2011 (the “Bison Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “Bison Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Bison Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Bison Contributing Parties;

•	the Issuer paid the Bison Contributing Parties $25,000,000 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 2,950,284 Common Units to WGR Holdings; and

•	the Issuer issued 60,210 general partner units to the General Partner.

On August 15, 2011, pursuant to the terms of the Partnership Agreement, 26,536,306 Subordinated Units held by WGR Holdings converted into Common Units on a one-for-one basis in connection with the expiration of the Subordination Period (as defined in the Partnership Agreement).

On January 13, 2012, the Issuer closed the transactions contemplated by the Contribution Agreement dated December 15, 2011 (the “MGR Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner, WES GP (together with the General Partner, WGR, Asset HoldCo and WGR Holdings, the “MGR Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the MGR Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the MGR Contributing Parties through the acquisition of 100% of the membership interests in Mountain Gas Resources LLC;

•	the Issuer paid the MGR Contributing Parties $458,586,850 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 632,783 Common Units to WGR Holdings; and

•	the Issuer issued 12,914 general partner units to the General Partner.

On August 1, 2012, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 19, 2012 (the “Chipeta 2012 Contribution Agreement”), among AUM, WGR, WGR Holdings, Asset HoldCo, the General Partner, WES GP, the Issuer, Operating GP and OLP. Pursuant to the Chipeta 2012 Contribution Agreement:

•	a subsidiary of the Issuer received an additional 24% membership interest in Chipeta Processing LLC from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $128,250,000 in cash consideration (which was funded through cash on hand);

•	the Issuer issued 151,235 Common Units to WGR Holdings; and

•	the Issuer issued 3,086 general partner units to the General Partner.

On September 12, 2012, WGR Holdings was converted into WGP. On December 12, 2012, WGP closed its initial public offering of 19,758,150 common units representing limited partner interests (the “Offering”). In connection with the closing of the Offering, the Issuer entered into a Unit Purchase Agreement dated December 12, 2012 (the “Unit Purchase Agreement”) by and among the Issuer, the General Partner, WGP and WGP GP. Pursuant to the Unit Purchase Agreement:

•	WGP used $401,256,436 of the net proceeds from the Offering to purchase Common Units from the Issuer;

•	WGP used $8,188,874 million of the net proceeds from the Offering to make a capital contribution to the Issuer, on behalf of the General Partner, to allow the General Partner to maintain its 2.0% general partner interest in the Issuer;

•	the Issuer issued 8,722,966 Common Units to WGP;

•	the Issuer issued 178,019 general partner units to the General Partner.

Item 4. Purpose of Transaction

Item 4(d) of Schedule 13D is hereby amended and restated in its entirety as follows:

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Anadarko. Some of Anadarko’s executive officers and directors, and some of the executive officers and directors of WGP GP, will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its direct and indirect ownership of WGR, WGP GP and WGP, Anadarko has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) (1) WGP is the record and beneficial owner of 49,296,205 Common Units, which based on there being 104,660,553 Common Units outstanding as of December 12, 2012, represents 47.1% of the outstanding Common Units. WGP, as the 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,135,930 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

(2) WGP GP, as the sole general partner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 49,296,205 Common Units held of record by WGP, which based on there being 104,660,553 Common Units outstanding as of December 12, 2012, represents 47.1% of the outstanding Common Units. WGP GP, as the general partner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,135,930 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.

(3) WGR, as the indirect 90.9% owner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 49,296,205 Common Units held of record by WGP, which based on there being 104,660,553 Common Units outstanding as of December 12, 2012, represents 47.1% of the outstanding Common Units. WGR, as the indirect 90.9% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,135,930 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.

(4) Anadarko, as the indirect 90.9%% owner of WGP, may, pursuant to Rule 13d-3, be deemed to beneficially own the 49,296,205 Common Units held of record by WGP, which based on there being 104,660,553 Common Units outstanding as of December 12, 2012, represents 47.1% of the outstanding Common Units. Anadarko, as the indirect 90.9% owner of WGP, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2,135,930 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer held by the General Partner.

(5) The General Partner, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, the General Partner does own 2,135,930 general partner units and the Incentive Distribution Rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) with respect to the Issuer.

(6) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) In the 60 days preceding December 12, 2012, the following transactions in the Issuer’s common units were effected by the individuals listed in Schedule 1: On November 13, 2012, Mr. Chase sold 15,000 common units at $48.65 per unit and Mr. Tudor sold 3,000 common units at $49.23 per unit; On November 16, 2012, Mr. Sinclair received 3,236 common units upon the vesting of a long-term incentive plan award; On November 21, 2012, Mr. Tudor sold 5,000 common units at $48.93 per unit; and on November 30, 2012, Mr. Chase sold 5,000 common units at $48.82 per unit. Other than the transactions enumerated in the preceding sentence, the Issuer has no knowledge of other transactions in the Issuer’s common units in last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph under the heading “Cash Distributions”:

In connection with the consummation of the transaction contemplated by the Chipeta 2012 Contribution Agreement, the Issuer amended the Partnership Agreement to permit the Issuer to make a special one-time cash distribution to WGR Holdings (without a corresponding distribution to the General Partner or the limited partners of the Issuer) in an amount equal to the cash consideration to be paid by the Issuer under the Chipeta 2012 Contribution Agreement.

Item 6 of Schedule 13D is hereby amended to add the following language under the last paragraph under the heading “Registration Rights”:

Special Committee

In connection with the Offering and the transactions contemplated by the Unit Purchase Agreement, the Issuer amended the definition of “Special Committee” in Section 1.1 of the Partnership Agreement to, among other things, expressly provide that a director will not meet the standards required to serve on the Special Committee if he or she is a holder of any ownership interest in WGP or its subsidiaries (other than the Issuer and its subsidiaries) other than common units in WGP, and that such director may not beneficially own common units of WGP with an aggregate fair market value that exceeds the aggregate fair market value of such director’s interests in the Issuer, in each case calculated as of December 31 prior to such director’s appointment or annual re-appointment to the Special Committee; provided, however, that if a director does not meet the qualifications to serve on the Special Committee solely as a result of his or her failure to satisfy the ownership restriction set forth above, such director will be deemed to meet such qualifications if he or she satisfies such ownership restriction as of the date the Special Committee acts to approve or disapprove of any matter.

Item 6 of Schedule 13D is hereby amended to replace the section entitled “The General Partner’s Limited Liability Company Agreement” with the following:

Under the Second Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), WGP has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to (1) the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008, (2) Amendment No. 1 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008, (3) Amendment No. 2 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009, (4) Amendment No. 3 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009, (5) Amendment No. 4 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010, (6) Amendment No. 5 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010, (7) Amendment No. 6 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011, (8) Amendment No. 7 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012, (9) Amendment No. 8 thereto filed as Exhibit 3.10 to the Issuer’s current report on Form 10-Q (File No. 001-34046) filed with the Commission on August 2, 2012, and (10) Amendment No. 9 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012, each of which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); Amendment No. 5 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference); Amendment No. 6 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011 and incorporated herein in its entirety by reference); Amendment No. 7 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012 and incorporated herein in its entirety by reference); Amendment No. 8 thereto (attached as Exhibit 3.10 to the Issuer’s current report on Form 10-Q (File No. 001-34046) filed with the Commission on August 2, 2012 and incorporated herein in its entirety by reference); and Amendment No. 9 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference.

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C	Second Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit J	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K	Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

Exhibit L	Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference).

Exhibit M	Unit Purchase Agreement, by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Western Gas Equity Partners, LP and Western Gas Equity Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2013

ANADARKO PETROLEUM CORPORATION

By:	/s/ Robert K. Reeves
Name:	Robert K. Reeves
Its:	Senior Vice President, General Counsel and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

By:	/s/ Robert G. Gwin
Name:	Robert G. Gwin
Its:	Senior Vice President and Chief Financial Officer

WESTERN GAS EQUITY HOLDINGS, LLC

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

WESTERN GAS EQUITY PARTNERS, LP

By:	WESTERN GAS EQUITY HOLDINGS, LLC its general partner

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

WESTERN GAS HOLDINGS, LLC

By:	/s/ Benjamin M. Fink
Name:	Benjamin M. Fink
Its:	Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); Amendment No. 5 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference); Amendment No. 6 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 8, 2011 and incorporated herein in its entirety by reference); Amendment No. 7 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 17, 2012 and incorporated herein in its entirety by reference); Amendment No. 8 thereto (attached as Exhibit 3.10 to the Issuer’s current report on Form 10-Q (File No. 001-34046) filed with the Commission on August 2, 2012 and incorporated herein in its entirety by reference); and Amendment No. 9 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference.

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference); and Amendment No. 5 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit C	Second Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit J	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on August 5, 2010 and incorporated herein in its entirety by reference).

Exhibit K	Contribution Agreement dated July 1, 2011, by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit K to Amendment No. 6 to Schedule 13D (File No. 005-84028) filed with the Commission on August 15, 2011).

Exhibit L	Contribution Agreement dated December 15, 2011, by and among WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit M	Unit Purchase Agreement, by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Western Gas Equity Partners, LP and Western Gas Equity Holdings, LLC (incorporated by reference as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 12, 2012 and incorporated herein in its entirety by reference).

Schedule 1

Executive Officers of Anadarko Petroleum Corporation

Robert G. Gwin

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 10,000 (less than 1%)

James T. Hackett

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chief Executive Officer and Chairman of the Board of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 15,100 (less than 1%)

Charles A. Meloy

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Worldwide Operations of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 3,000 (less than 1%)

Robert K. Reeves

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, General Counsel, and Chief Administrative Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 9,000 (less than 1%)

R. A. Walker

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Operating Officer of Anadarko Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: 6,900 (less than 1%)

Directors of Anadarko Petroleum Corporation

Kevin P. Chilton

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Luke R. Corbett

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

John R. Gordon

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm

Citizenship: USA

Amount Beneficially Owned: 0

Preston M. Geren III

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President of Sid W. Richardson Foundation which provides grants to non-profit organizations in Texas to help them achieve their goals

Citizenship: USA

Amount Beneficially Owned: 2,500 (less than 1%)

Peter J. Fluor

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, Inc., a private, independent oil and gas exploration company

Citizenship: USA

Amount Beneficially Owned: 0 (less than 1%)

Paula Rosput Reynolds

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Preferwest, LLC, a business advisory group

Citizenship: USA

Amount Beneficially Owned: 19,758 (less than 1%)

H. Paulett Eberhart

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands Texas 77380-1046

Principal Occupation: President of CDI Corp., a corporation which provides engineering and information technology outsourcing and professional staffing to its customers

Citizenship: USA

Amount Beneficially Owned: 1,000 (less than 1%)

James T. Hackett

(See above)

Executive Officers of Western Gas Resources, Inc.

Robert G. Gwin

Senior Vice President and Chief Financial Officer

(See above)

Robert K. Reeves

Senior Vice President

(See above)

R. A. Walker

Chairman of the Board and President

(See above)

Directors of Western Gas Resources, Inc.

Charles A. Meloy

(See above)

Robert K. Reeves

(See above)

R. A. Walker

(See above)

Executives of Western Gas Equity Holdings, LLC

Donald R. Sinclair

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of Western Gas Equity Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 117,772 (less than 1%)

Benjamin M. Fink

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President, Chief Financial Officer, and Treasurer of Western Gas Equity Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 1,887 (less than 1%)

Danny J. Rea

Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Senior Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 16,613 (less than 1%)

Philip H. Peacock

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Vice President, General Counsel and Corporate Secretary of Western Gas Equity Holdings, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Directors of Western Gas Equity Holdings, LLC

Robert G. Gwin

Chairman of the Board

(See above)

Charles A. Meloy

(See above)

Robert K. Reeves

(See above)

David J. Tudor

Address: c/o Western Gas Equity Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: President and Chief Executive Officer of ACES Power Marketing, a commodity risk management company

Citizenship: USA

Amount Beneficially Owned: 9,572 (less than 1%)

R.A. Walker

(See above)

Executive Officers of Western Gas Equity Partners, LP

R. A. Walker

President

(See above)

Robert G. Gwin

Senior Vice President and Chief Financial Officer

(See above)

Robert K. Reeves

Senior Vice President

(See above)

Danny J. Rea

Vice President

Executive Officers of Western Gas Holdings, LLC

Donald R. Sinclair

President and Chief Executive Officer

(See above)

Benjamin M. Fink

Senior Vice President, Chief Financial Officer, and Treasurer

(See above)

Danny J. Rea

Senior Vice President and Chief Operating Officer

(See above)

Philip H. Peacock

Vice President, General Counsel and Corporate Secretary

(See above)

Directors of Western Gas Holdings, LLC

Robert G. Gwin

Chairman of the Board

(See above)

Donald R. Sinclair

(See above)

R. A. Walker

(See above)

Milton Carroll

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman of CenterPoint Energy, Inc., an energy company

Citizenship: USA

Amount Beneficially Owned: 2,576 (less than 1%)

Anthony R. Chase

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Professor of Law at the University of Houston, a law school

Citizenship: USA

Amount Beneficially Owned: 8,712 (less than 1%)

James R. Crane

Address: c/o Western Gas Holdings, LLC, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046

Principal Occupation: Chairman and Chief Executive of Crane Capital Group, a private equity investment firm

Citizenship: USA

Amount Beneficially Owned: 675,937 (less than 1%)

Robert K. Reeves

(See above)

David J. Tudor

(See above)

Charles A. Meloy

(See above)